FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of
APRIL 2005

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                  ).

Enclosure:	Press release dated April 5, 2005: TRANSGENE TO PRESENT PHASE II DATA OF ITS MVA-MUC1-IL2 CANCER VACCINE AT ASCO’S 2005 ANNUAL MEETING

Transgene	Cohn & Wolfe	Image 7
Patrick Squiban, MD	Michael Long	Tiphaine Hecketsweiler
VP, Medical and Regulatory Affairs	+ 1 (415) 365-8523	+ 33 (0) 1 53 70 74 70
+ 33 (0) 3 88 27 91 73
www.transgene.fr

TRANSGENE TO PRESENT PHASE II DATA OF ITS
MVA-MUC1-IL2 CANCER VACCINE AT
ASCO’S 2005 ANNUAL MEETING

Strasbourg, France, April 5, 2005 – Transgene (Nasdaq: TRGNY; Eurolist Paris: FR0005175080) announced today that data from the MVA-MUC1-IL2 cancer vaccine Phase II trials in non-small cell lung and prostate cancers has been accepted for presentation at the 2005 Annual Meeting of ASCO (American Society of Clinical Oncology). The meeting will take place in Orlando, Florida, May 13-17, 2005.

1.	Poster presentation: “A Phase II study evaluating the clinical efficacy of MVA-MUC1-IL2 (TG4010) in association with chemotherapy in patients with Non Small Cell Lung Cancer”. Presented by Prof. Thierry Velu, Academic Erasme Hospital, Brussels, Belgium.

2.	Oral presentation in the genito-urinary scientific program: “MVA-MUC1-IL2 vaccine immunotherapy (TG4010) in patients with prostate cancer with biochemical failure”. Presented by Dr. Robert Dreicer, Cleveland Clinic Foundation, Cleveland, Ohio.

“We are very pleased that two abstracts describing clinical results with our cancer vaccine MVA-MUC1-IL2 have been selected for presentation at this year’s ASCO meeting,” said Dr. Patrick Squiban, MD, VP, Medical and Regulatory Affairs of Transgene. “It will be an opportunity to communicate updated, additional data beyond the promising interim results that we have released up to now.”

About Transgene:
Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapy products for the treatment of cancer and infectious diseases. Transgene has a broad portfolio of products in clinical development.

This press release contains a forward-looking statement regarding the potential efficacy of one of Transgene’s cancer vaccine candidates. The results of clinical testing to date are preliminary and based upon a small number of patients. As is the case with all biopharmaceutical products under development, results from future studies with more data may show less favourable outcomes.

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581
11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tel : + 33 3 88 27 91 00 Fax : + 33 3 88 27 91 11
www.transgene.fr

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 5, 2005	Transgene S.A.
	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer